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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ENTERPRISE GP HOLDINGS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293716-10-6
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: Dan L. Duncan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		243,071

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		107,276,032 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		243,071

WITH	10	SHARED DISPOSITIVE POWER:

107,276,032 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

107,276,032 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

90.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) As discussed below in this Schedule 13D, Dan L. Duncan controls a majority of the Units (excluding the Issuer’s Class B Units and the Class C Units). The Class B Units and Class C Units will become entitled to vote along with the Units when approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class B Units and Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: Dan Duncan LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,889,077 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

28,889,077 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,889,077 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.26% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - limited liability company
(1) As discussed below in this Schedule 13D, Dan L. Duncan controls a majority of the Units (excluding the Issuer’s Class B Units and the Class C Units). The Class B Units and Class C Units will become entitled to vote along with the Units when approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class B Units and Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		71,860,405 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

71,860,405 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,860,405 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) As discussed below in this Schedule 13D, Dan L. Duncan controls a majority of the Units (excluding the Issuer’s Class B Units and the Class C Units). The Class B Units and Class C Units will become entitled to vote along with the Units when approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class B Units and Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: DFI Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,162,804 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

25,162,804 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,162,804 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - limited liability company
(1) As discussed below in this Schedule 13D, Dan L. Duncan controls a majority of the Units (excluding the Issuer’s Class B Units and the Class C Units). The Class B Units and Class C Units will become entitled to vote along with the Units when approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class B Units and Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: DFI GP Holdings L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,162,804 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

25,162,804 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,162,804 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) As discussed below in this Schedule 13D, Dan L. Duncan controls a majority of the Units (excluding the Issuer’s Class B Units and the Class C Units). The Class B Units and Class C Units will become entitled to vote along with the Units when approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class B Units and Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: EPCO Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		71,860,405 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

71,860,405 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

71,860,405 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) As discussed below in this Schedule 13D, Dan L. Duncan controls a majority of the Units (excluding the Issuer’s Class B Units and the Class C Units). The Class B Units and Class C Units will become entitled to vote along with the Units when approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class B Units and Class C Units.

CUSIP No.	293716-10-6

1	NAMES OF REPORTING PERSONS: EPCO, Inc. (formerly Enterprise Products Company)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		78,143,884 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

78,143,884 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

78,143,884 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

65.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) As discussed below in this Schedule 13D, Dan L. Duncan controls a majority of the Units (excluding the Issuer’s Class B Units and the Class C Units). The Class B Units and Class C Units will become entitled to vote along with the Units when approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of the tables in this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
(2) Percentages calculated based on total outstanding Units, together with outstanding Class B Units and Class C Units.

Item 1. Security and Issuer.
     This Amendment No. 2 on Schedule 13D relates to the units (the “Units”) representing limited partner interests in Enterprise GP Holdings L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002, and updates the Schedule 13D filed by the Reporting Persons (defined below) with the Commission on September 9, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on February 15, 2007.
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to read in its entirety as follows:
     This Amendment No. 2 on Schedule 13D is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability company (“DD LLC”), Duncan Family Interests, Inc., a Delaware corporation (“DFI”), DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), and EPCO, Inc., a Texas corporation (“EPCO”).
     This Amendment No. 2 reflects the issuance by the Issuer of an aggregate of 14,173,304 Class B Units (“Class B Units”) and 16,000,000 Class C Units (the “Class C Units”) of the Issuer to DFI and DFI GP Holdings, pursuant to a Securities Purchase Agreement dated as of May 7, 2007, by and among the Issuer, DFI and DFI GP Holdings (the “TEPPCO Purchase Agreement”). DFI Holdings is the general partner of DFI GP Holdings and a wholly owned subsidiary of DD LLC. This Amendment No. 2 also reflects the contribution by DFI of 4,421,326 Units to a new employee partnership, EPE Unit III, L.P. as described in this Schedule 13D.
     Dan Duncan, DD LLC, DFI, DFI Holdings, DFI GP Holdings, EPCO Holdings and EPCO are collectively referred to herein as the “Reporting Persons.”
     Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in the General Partner and in DFI Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in (i) the Issuer, (ii) TEPPCO Partners L.P., a publicly traded Delaware limited partnership, (ii) DFI Holdings and (iv) other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including (i) Enterprise Products Partners L.P., a publicly traded Delaware limited partnership, and its general partner, (ii) TEPPCO Partners, L.P., a publicly traded Delaware limited partnership, and its general partner and (iii) Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations, and its principal function is to directly and indirectly hold EPCO’s and EPCO Holdings’ equity interests in (i) the Issuer, (ii) Enterprise Products Partners L.P., (iii) TEPPCO Partners, L.P. and (iv) DFI GP Holdings. DFI’s principal business address and principal office address is 300 Delaware Avenue, Ste. 900, Wilmington, Delaware 19801.
     DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI GP Holdings previously owned 100% of the membership interests in Texas Eastern Products Pipeline Company, LLC (“TEPPCO GP”). DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI, and the managers and executive officers of DD LLC. DFI Holdings has no separate officers and is managed by its sole member, DD LLC.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Amendment No. 2 on Schedule 13D in response to this Item, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to delete paragraph 6 of Item 3 and to insert the following:
     In December 2006, EPCO formed EPE Unit II, L.P. (“EPE Unit II”) to serve as an incentive arrangement for Dr. Ralph Cunningham, an employee of EPCO. EPCO serves as the general partner of EPE Unit II. DFI contributed $1.5 million to EPE Unit II as a capital contribution and was issued the Class A limited partner interest in EPE Unit II. EPE Unit II used these funds to purchase 40,725 Units on the open market at an average price of $36.91 per unit in December 2006.
     On May 7, 2007, EPCO formed EPE Unit III, L.P. (“EPE Unit III” and, together with EPE Unit L.P. and EPE Unit II, L.P., the “Employee Partnerships”) to serve as an incentive arrangement for certain employees of EPCO through a “profits interest” in EPE Unit III. DFI contributed 4,421,326 Units of the Issuer as a capital contribution on May 7, 2007, with a fair market value of approximately $170.0 million. Certain EPCO employees, including certain of the Issuer’s named executive officers, were issued Class B limited partner interests and admitted as Class B limited partners of EPE Unit III. As with the awards granted in connection with our initial public offering in 2005 in EPE Unit, L.P., these awards are designed to provide additional long-term incentive compensation for our named executive officers. The profits interest awards (or Class B limited partner interests) in EPE Unit III entitle the holder to participate in the appreciation in value of the parent company’s units and are subject to forfeiture. EPCO is the sole general partner of EPE Unit III. The 4,421,326 Units held by EPE Unit III, together with the 1,821,428 Units held by EPE Unit L.P. and the 40,725 Units held by EPE Unit II are referred to in this Schedule 13D as the “Employee Partnership Units.”

     On May 7, 2007, the Issuer entered into the TEPPCO Purchase Agreement by and among the Issuer, DFI and DFI GP Holdings pursuant to which (i) DFI contributed to the Issuer 4,400,000 common units representing limited partner interests of TEPPCO Partners, L.P. (“TEPPCO”) and (ii) DFI GP Holdings contributed to the Issuer 100% of the membership interests of Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO (“TEPPCO GP”). As consideration for the contributions of the TEPPCO common units and the membership interests in the TEPPCO GP, the Issuer issued an aggregate of 14,173,304 Class B Units and 16,000,000 Class C Units of the Issuer to DFI and DFI GP Holdings.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to delete paragraphs 5 and 6 of Item 4 and to insert the following:
     The purpose of EPE Unit L.P. and EPE Unit II’s purchases of Employee Partnership Units, and the contribution of Employee Partnership Units to EPE Unit III, was to for the Employee Partnerships hold such Employee Partnership Units for the benefit of certain employees of EPCO. Pursuant to the Employee Partnerships’ limited partnership agreements and unless otherwise agreed to by the partners, these Employee Partnerships will terminate at the earlier of (x) August 23, 2010 (for EPE Unit L.P.), December 5, 2011 (for EPE Unit II) or May 7, 2012 (for EPE Unit III), or (y) a change of control of the Issuer or the General Partner. Upon liquidation of these Employee Partnerships, the Employee Partnership Units having a fair market value equal to DFI’s capital base, together with any accrued and unpaid preferred return, will be distributed to DFI. Any remaining Employee Partnership Units held by these Employee Partnerships will be distributed to the Class B limited partners. If these Employee Partnerships sell any Employee Partnership Units, the sale proceeds will be distributed to DFI and the Class B limited partners in the same manner as liquidating distributions; however, these Employee Partnerships do not intend to sell any of the Employee Partnership Units.
     The purpose of DFI’s and DFI GP Holdings’ acquisition of the Class B Units and Class C Units on May 7, 2007 was to hold such units for investment purposes. The Class B Units and Class C Units were issued in accordance with an Amendment No. 1 (“Amendment No. 1”) to the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) adopted by the Issuer’s General Partner in connection with the issuance of these securities in accordance with Section 13.1(g) of the Partnership Agreement.
     The Class B Units (i) entitle the holder to the allocation of Partnership income, gain, loss, deduction and credit to the same extent as such items would be allocated to the holder if the Class B Units were converted and outstanding Units, (ii) entitle the holder to share in our distributions of available cash pursuant to Section 6.3 of our Agreement of Limited Partnership on a pro rata basis, and (ii) are non-voting, except that, other than with respect to Class B conversion approval, the Class B Units shall be entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class B Units in relation to other classes of Partnership Interests (including as a result of a merger or consolidation) or as required by law. The approval of a majority of the Class B Units is required to approve any matter for which the holders of the Class B Units are entitled to vote as a separate class. The Class B Units will be convertible into the Issuer’s Units on the date on which holders of a majority of our Units (excluding the Class B Units and Class C Units) approve the conversion of the Class B Units into Units.
     The Class C Units (i) entitle the holder to the allocation of Partnership income, gain, loss, deduction and credit to the same extent as such items would be allocated to the holder if the Class C Units were converted and outstanding Units; (ii) entitle the holder, to the extent not converted into Units, the right to share in distributions of available cash on and after February 1, 2009, on a pro rata basis with the Units (excluding distributions with respect to any record date prior to February 1, 2009), and (iii) prior to the date on which holders of a majority of our Units (excluding the Class B Units and Class C Units) approve the conversion of the Class C Units into Units (the “Class C Conversion Approval Date”), are non-voting, except that, other than with respect to Class C Conversion Approval, the Class C Units shall be entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class C Units in relation to other classes of Partnership Interests (including as a result of a merger or consolidation) or as required by law. After the Class C Conversion Approval Date and prior to conversion of the units, the Class C Units will have such voting rights pursuant to the Partnership Agreement as such Class C Units would have if they were Units that were then outstanding and shall be entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class C Units in relation to other classes of Partnership Interests or as required by law. The approval of a majority of the Class C Units is required to approve any matter for which the holders of the Class C Units are entitled to vote as a separate class. The Class C

Units will be convertible into our units on February 1, 2009 assuming holders of a majority of our Units (excluding the Class B Units and Class C Units) approve the conversion of the Class C Units into Units prior to such time.
     Dan L. Duncan controls a majority of the Units (excluding the Class B Units and the Class C Units). Accordingly, while the Class B Units and the Class C Units are currently non-voting and will remain non-voting until conversion of the Class B Units and the Class C Units is approved by holders of a majority of the Units (excluding the Class B Units and the Class C Units), the Class B Units and Class C Units are reflected as Units beneficially owned by the applicable Reporting Persons for purposes of this Schedule 13D. The Reporting Persons may effect a vote on the conversion of the Class B Units and the Class C Units at any time.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to read in its entirety as follows:
     (a) DD LLC holds directly 3,726,273 Units. DD LLC is also the sole member of DFI Holdings, which is the general partner of DFI GP Holdings, which owns directly 11,819,722 Class B Units and 13,343,082 Class C Units representing 21.1% of the outstanding Units on an as-converted basis for the Class B Units and the Class C Units. The aggregate Units, Class B Units and Class C Units beneficially owned directly and indirectly by DD LLC represent approximately 24.3% of the outstanding Units on an as-converted basis for the Class B Units and the Class C Units. Dan Duncan is the sole member of DD LLC. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 3,726,273 Units, 11,819,722 Class B Units and 13,343,082 Class C Units held directly and indirectly by DD LLC.
     Dan Duncan has the sole power to direct the voting and disposition of the 243,071 Units owned by the 2000 Trust, representing 0.3% of the outstanding Units representing limited partner interests in the Issuer. Therefore, Dan Duncan has an indirect beneficial ownership interest in the 243,071 Trust Units.
     DFI holds directly 66,849,905 Units, as well as 2,353,582 Class B Units and the 2,656,918 Class C Units. The aggregate Units, Class B Units and Class C Units beneficially owned directly by DFI represent approximately 60.4% of the outstanding Units of the Issuer on an as-converted basis. DFI is a wholly owned subsidiary of EPCO Holdings and EPCO Holdings is a wholly owned subsidiary of EPCO. Therefore, EPCO and EPCO Holdings each have an indirect beneficial ownership interest in the 71,271,231 Units, the 14,173,304 Class B Units and the 16,000,000 Class C Units held by DFI and DFI GP Holdings.
     EPCO is the general partner of the Employee Partnerships and therefore has voting and dispositive power over the 6,283,479 Employee Partnership Units, representing approximately 5% of the outstanding Units on an as-converted basis for the Class B Units and the Class C Units. Therefore, EPCO has an indirect beneficial ownership interest in the 6,283,479 Employee Partnership Units.
     Dan Duncan owns 50.4% of the voting stock of EPCO and, accordingly, exercises shared voting and dispositive power with respect to the 73,133,384 Units beneficially owned by EPCO, as well as the 14,173,304 Class B Units and the 16,000,000 Class C Units of the Issuer, which Units, Class B Units and Class C Units represent 65.6% of the outstanding Units on an as-converted basis for the Class B Units and the Class C Units. The remaining shares of EPCO’s capital stock are owned primarily by trusts established for the benefit of Dan Duncan’s family.
     (b) As set forth herein, Dan Duncan has shared voting and dispositive power over (i) the 73,133,384 Units, the 2,353,582 Class B Units and the 2,656,918 Class C Units beneficially owned by EPCO and (ii) the 3,726,273 Units, 11,819,722 Class B Units and 13,343,082 Class C Units beneficially owned by DD LLC. Dan Duncan also has sole voting and dispositive power over the 243,071 Trust Units.
     As set forth herein, DD LLC has shared voting and dispositive power over the 3,726,273 Units held by DD LLC.

     As set forth herein, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 11,819,722 Class B Units and 13,343,082 Class C Units held by DFI GP Holdings.
     As set forth herein, EPCO has shared voting and dispositive power over the 66,849,905 Units, the 2,353,582 Class B Units and the 2,656,918 Class C Units beneficially owned by EPCO Holdings and DFI. EPCO also has shared voting and dispositive power over the 6,283,479 Employee Partnership Units.
     As set forth herein, EPCO Holdings and DFI have shared voting and dispositive power over the 66,849,905 Units, the 2,353,582 Class B Units and the 2,656,918 Class C Units owned directly by DFI.
     (c) Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to delete the second and to replace it in its entirety with:
     71,119,631 Units beneficially owned by EPCO were originally pledged to lenders under the EPCO Holdings Facility as security. As of May 7, 2007, in connection with the contribution of 4,421,326 Units to EPE Unit III and the acquisition of the Class B Unit and Class C Units pursuant to the TEPPCO Purchase Agreement, EPCO amended and restated the original EPCO Holdings Facility. The 66,849,905 Units, the 2,353,582 Class B Units and the 2,656,918 Class C Units beneficially owned by EPCO Holdings under the amended and restated EPCO Holdings Facility are currently pledged to the lenders. This amended and restated EPCO Holdings Facility contains customary and other events of default. Upon an event of default under the amended and restated EPCO Holdings Facility, a change in control of the Issuer could result.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

99.1	Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).
99.2	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of May 7, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).
99.3	Underwriting Agreement, dated August 23, 2005, by and among Enterprise GP Holdings L.P., EPE Holdings, LLC, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).
99.4	Unit Purchase Agreement, dated August 23, 2005, by and between Enterprise GP Holdings L.P. and EPE Unit L.P. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).
99.5	EPE Unit L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on September 1, 2005).
99.6	EPE Unit II, L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.13 to Enterprise Products Partners, L.P.’s Annual Report on Form 10-K filed with the Commission on February 28, 2007).
99.7	EPE Unit III, L.P. Agreement of Limited Partnership dated May 7, 2007 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).
99.8	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., DFI GP Holdings L.P. and Duncan Family Interests, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).
99.9	Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D (Amendment No. 1) with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on May 17, 2007 by Dan L. Duncan and other reporting persons).
99.10	Joint Filing Agreement, dated May 17, 2007.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007	/s/ Dan L. Duncan

Dan L. Duncan

Dated: May 17, 2007	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	DFI HOLDINGS LLC

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	DFI GP HOLDINGS, L.P.

By: DFI HOLDINGS LLC, its general partner

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Michael G. Morgan

Michael G. Morgan
President

Dated: May 17, 2007	EPCO, INC.

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	EPCO HOLDINGS, INC.

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO, INC.
     Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director;

Chairman and Director of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director;

President and Chief Executive Officer of EPCO Holdings and Executive Vice President and Manager of DD LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Financial Officer of EPCO Holdings, Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

Dannine Duncan Avara	Vice President of Investment Division and Director

Gregory W. Watkins	Vice President, Corporate Risk

Scott D. Duncan	Vice President of Investment Division

W. Randall Fowler	Senior Vice President, Chief Financial Officer and Treasurer;

Senior Vice President and Treasurer of EPCO Holdings and Enterprise Products GP, LLC and Senior Vice President and Chief Financial Officer of EPE Holdings, LLC

Milane Duncan Frantz	Vice President of Investment Division and Director

Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer;

Senior Vice President, Controller and Principal Accounting Officer of EPCO Holdings, Enterprise Products GP, LLC and EPE Holdings, LLC

Jesse J. Radvansky	Vice President; Executive Vice President of Transportation Division

Robert M. Stark	Vice President; President of Transportation Division

Name	Position with EPCO; Other Present Principal Occupation
Thomas M. Zulim	Senior Vice President;

Senior Vice President of Enterprise Products GP, LLC

Stephanie Hildebrandt	Assistant Secretary;

Vice President and Assistant Secretary of Enterprise Products GP, LLC and Assistant Secretary of EPE Holdings, LLC

William Soula	Assistant Secretary;

Assistant Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC and President and Manager of DD LLC

Randa Duncan Williams	President, Chief Executive Officer and Director;

Executive Vice President and Manager of DD LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President and Manager of DD LLC

Michael A. Creel	Executive Vice President and Chief Financial Officer;

Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and President, Chief Executive Officer and Director of EPE Holdings, LLC

W. Randall Fowler	Senior Vice President and Treasurer;

Senior Vice President, Chief Financial Officer and Treasurer of EPCO and EPE Holdings, LLC and Senior Vice President and Treasurer of Enterprise Products GP, LLC

Michael J. Knesek	Senior Vice President, Controller and Principal Accounting Officer;

Senior Vice President, Controller and Principal Accounting Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Michael G. Morgan	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Services, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and Manager;

Chairman and Director of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary and Manager;

Executive Vice President, Secretary and Chief Legal Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Executive Vice President and Manager;

President and Chief Executive Officer and Director of EPCO

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS OF DFI HOLDINGS, LLC
     DFI Holdings, LLC (“DFI Holdings”) has no separate officers and is managed by its sole member, DD LLC.

Exhibit Index

99.1	Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of August 29, 2005 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).
99.2	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Enterprise GP Holdings L.P., dated as of May 7, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).
99.3	Underwriting Agreement, dated August 23, 2005, by and among Enterprise GP Holdings L.P., EPE Holdings, LLC, and the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).
99.4	Unit Purchase Agreement, dated August 23, 2005, by and between Enterprise GP Holdings L.P. and EPE Unit L.P. (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 1, 2005).
99.5	EPE Unit L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K on September 1, 2005).
99.6	EPE Unit II, L.P. Agreement of Limited Partnership (incorporated by reference to Exhibit 10.13 to Enterprise Products Partners, L.P.’s Annual Report on Form 10-K filed with the Commission on February 28, 2007).
99.7	EPE Unit III, L.P. Agreement of Limited Partnership dated May 7, 2007 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).
99.8	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., DFI GP Holdings L.P. and Duncan Family Interests, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 10, 2007).
99.9	Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D (Amendment No. 1) with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on May 17, 2007 by Dan L. Duncan and other reporting persons).
99.10	Joint Filing Agreement, dated May 17, 2007.